EXHIBIT 21.1

Vanda Pharmaceuticals Inc.

List of Subsidiaries

Name of Wholly-Owned Subsidiary	Jurisdiction of Organization	Name under which the subsidiary conducts business
Vanda Pharmaceuticals Limited	United Kingdom	Vanda Pharmaceuticals Limited
Vanda Pharmaceuticals GmbH	Switzerland	Vanda Pharmaceuticals GmbH
Vanda Pharmaceuticals Germany GmbH	Germany	Vanda Pharmaceuticals Germany GmbH